Exhibit 99.1

Sinovac Reports Positive Phase I Clinical Trial Results for EV71 Vaccine Candidate
Against Hand, Foot & Mouth Disease(HFMD)

– Unblinded Results for Children and Infant Groups Show Good Safety Profile Following Previously Announced Positive Adult Group Results –

BEIJING, May 25, 2011 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NASDAQ:SVA - News), a leading provider of biopharmaceutical products in China, announced today the unblinded results of its Phase I clinical trial for its proprietary inactivated vaccine against human enterovirus 71 (EV71), which causes Hand, Foot, and Mouth Disease (HFMD). The safety observation results for the EV71 vaccine for all three age groups (adult, children and infant groups) showed good safety and tolerance profiles and the preliminary immunogenicity study results showed the vaccines can induce good immune responses.

The phase II clinical trial is scheduled to be commenced within one or two months. The purpose for the Phase II study is to evaluate safety and tolerance of the EV71 vaccine candidates within the expanded population and the vaccine's capability to induce an antibody response to enterovirus 71 to further determine the vaccination dosage.

The data unblinding conference for the Phase I clinical data for EV71 vaccine was held on May 25, 2011, Beijing time.  The conference was supervised under the Data Safety and Monitoring Committee (DSMC) and attended by experts from the Ministry of Health (MOH), China State Food and Drug Administration (China SFDA) and China Centers for Disease Control and Prevention (China CDC).

Dr. Weidong Yin, Chairman and CEO, remarked, "We were pleased to achieve this significant milestone in the development of our proprietary novel EV71 vaccine.  HFMD represents a significant unmet medical need given that the global lack of an identifiable treatment or vaccine against this disease that results in pediatric fatalities.  We completed the Phase I clinical trial for all three population groups and reported positive safety and tolerance profiles, as well as good immune responses induced by the vaccine candidates. We are on track to commence the Phase II trial in one or two months."

The Phase I clinical trial was initiated in the Guangxi Province on December 30, 2010 with the design of a single center, randomized, double blinded, and placebo controlled study. 168 healthy volunteers were enrolled into the Phase I clinical trial in three different groups: adults, young children and infants. The purpose of the Phase I clinical trial was to evaluate the safety and preliminary immunogenicity in the different age groups. Sinovac obtained the approval from the China State Food and Drug Administration (SFDA) to commence clinical trials for its EV71 vaccine on December 23, 2010.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

About EV71

Enterovirus 71, or EV71, causes hand, foot and mouth disease, or HFMD, among children under ten years old. HFMD is a common and usually mild childhood disease; however, HFMD caused by EV71 has shown a higher incidence of neurologic involvement, and a higher acute fatal incidence. There have been a number of outbreaks of HFMD caused by EV71 in the Asia-Pacific region since 1997 including in China, Malaysia, Singapore, Australia and Taiwan. According to the China CDC in 2009, over 1.1 million cases were reported in China, with over 353 reported fatalities. In 2010, over 1.7 million cases were reported in China, with over 880 reported fatalities. There is no identified treatment for enterovirus infections and no vaccine is currently available.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee Sinovac Biotech Ltd.
Tel:	+86-10-8279-9871/9659
Fax:	+86-10-6296-6910
Email:	ir@sinovac.com

Investors: Stephanie Carrington/Amy Glynn The Ruth Group
Tel:	+1-646-536-7017/7023
Email:	scarrington@theruthgroup.com aglynn@theruthgroup.com

Media: Jason Rando The Ruth Group
Tel:	+1-646-536-7025
Email:	jrando@theruthgroup.com